Exhibit 2.2

EXECUTION VERSION

FIRST AMENDMENT

TO

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This FIRST AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”) is entered into this 14 th day of May, 2014 (the “Amendment Effective Date”), by and among Real Goods Solar, Inc., a Colorado corporation (“Purchaser”), Sean Mullen, an individual resident of Hawaii, Beth-Ann Mullen, an individual resident of Hawaii, and Alexander Tiller, an individual resident of Colorado (each, a “Seller”, and collectively, “Sellers”), and Elemental Energy LLC, a Hawaii limited liability company (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

WHEREAS, the parties have entered into a Membership Interest Purchase Agreement dated as of March 26, 2014 (the “Purchase Agreement”);

WHEREAS, pursuant to Section 11.3 of the Purchase Agreement, the parties wish to amend certain provisions of the Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Amendments.

a.	Average Closing Price. The definition of “Average Closing Price” in Section 1.1 is hereby amended and restated as follows:

“Average Closing Price” means the volume weighted average of the per share prices of RGS Common Stock on the Nasdaq Capital Market for the twenty (20) consecutive trading days ending two days prior to the Closing Date.

b.	Purchase Price. Section 2.2 shall be amended and restated in its entirety as follows:

“2.2 Payments by Purchaser. The aggregate purchase price (as adjusted pursuant to Section 2.5, the “Purchase Price”) for the Membership Interests shall be the sum of:

(a) 4,500,000 shares of RGS Common Stock, subject to adjustment pursuant to Section 2.5 and the holdback pursuant to Section 2.7, and less an amount of shares equal to (i) the amount, if any, which would be required to pay off (A) all outstanding Indebtedness of the Company or the Company Subsidiaries on the Closing Date including any unpaid interest, fees, prepayment penalties and expenses thereon, and remove all Liens (other than Permitted Exceptions) in respect of any property or assets of the Company (which amounts shall be paid directly by Purchaser) and (B) all Transaction

Expenses, divided by (ii) the Average Closing Price, rounded up to the nearest whole share, with such shares to be issued in the name of Sellers as of the Closing Date (the “Stock Consideration”); and

(b) if earned, the Earnout Payments (defined below), which shall be payable in accordance with Section 2.6.”

c.	Closing Payments. Section 2.3 of the Purchase Agreement is hereby amended and restated as follows:

“At the Closing, Purchaser shall pay the Stock Consideration, less the Holdback Amount (the “Closing Consideration”), as follows:

i.	Purchaser shall pay the Estimated Transaction Expenses to the account(s) designated by each Person to whom such Transaction Expenses are to be paid as indicated on the Closing Statement; and

ii.	Purchaser shall instruct its transfer agent to issue the balance of the Stock Consideration by book entry share notation, in accordance with the instructions set forth on the Closing Statement.”

d.	Working Capital Adjustments Pursuant to Section 2.5. Any adjustments to the Cash Consideration pursuant to Section 2.5(a) shall now adjust the Stock Consideration based upon the Average Closing Price.

e.	Adjustment to Holdback Amount under Section 2.7. Section 2.7 of the Purchase Agreement is hereby amended and restated as follows:

“(a) Holdback. A portion of the Stock Consideration equal to the number of shares of RGS Common Stock equal to the quotient determined by dividing (1) $1,820,000, by (2) the Average Closing Price, shall be held back by Purchaser (the “Holdback Amount”) to secure Sellers’ indemnification obligations pursuant to Article IX. On the six month anniversary of the Closing Date, Purchaser shall remit to Sellers 50% of the balance of the Holdback Amount (based upon the Average Closing Price), less the aggregate amount for which claims for indemnification were made in accordance with Article IX but are not yet resolved. On the twelve month anniversary of the Closing Date, Purchaser shall remit to Sellers the remaining balance of the Holdback Amount less the aggregate amount for which claims for indemnification were made in accordance with Article IX but are not yet resolved.”

f.	Earnout Payments. All Earnout Payments shall be paid in RGS Common Stock. Subsections (a), (c) and (d) of Section 2.6 of the Purchase Agreement are hereby amended and restated as follows:

“(a) Earnout Payments. As additional consideration hereunder, Sellers shall be eligible to receive up to an aggregate amount of $3,000,000 in additional shares of RGS Common Stock based upon the achievement of certain targets set forth below with respect to the Revenue and Net Income of the Business for the full twelve (12) calendar month periods commencing on (i) January 1, 2014 and ending on December 31, 2014 (the “2014 Earnout Period”), (ii) January 1, 2015 and ending on December 31, 2015 (the “2015 Earnout Period”, and together with the 2014 Earnout Period, each an “Earnout Period”), as provided in this Section 2.6. In no event shall more shares of RGS Common Stock be paid pursuant to this Section 2.6 than were paid pursuant to the initial payment of RGS Common Stock pursuant to Section 2.2.”

“(c) 2014 Earnout. The Earnout Payment for the 2014 Earnout Period shall be based on the Revenue and Net Income of the Business for the 2014 Earnout Period as determined pursuant to Section 2.6(b).

(i) If (1) the Revenue of the Business for the 2014 Earnout Period is less than $40,000,000, or (2) the Net Income of the Business for the 2014 Earnout Period is less than $2,000,000, Sellers shall not be entitled to receive any Earnout Payment for the 2014 Earnout Period.

(ii) If (1) the Revenue of the Business for the 2014 Earnout Period is greater than or equal to $40,000,000 and (2) the Net Income of the Business for the 2014 Earnout Period is greater than or equal to $2,000,000, Sellers shall be entitled to receive an Earnout Payment equal to $1,000,000 in RGS Common Stock ; provided that in the event the Revenue of the Business for the 2014 Earnout Period is greater than $50,000,000, or the Net Income of the Business for the 2014 Earnout Period is greater than $5,000,000, Sellers shall be entitled to receive an Earnout Payment equal to $2,000,000 in RGS Common Stock. In each case the number of shares of RGS Common Stock to be issued in satisfaction of the Earnout Payment shall be equal to the quotient determined by dividing (1) the Earnout Payment amount, by (2) the volume weighted average of the per share prices of RGS Common Stock on the Nasdaq Capital Market for the twenty (20) consecutive trading days ending two days prior to the date such Earnout Payment is made. For the avoidance of doubt, the greatest Earnout Payment Sellers are eligible to earn under this Section 2.6(c)(ii) is $2,000,000.

“(d) 2015 Earnout. The Earnout Payment for the 2015 Earnout Period shall be based on the Revenue and Net Income of the Business for the 2015 Earnout Period as determined pursuant to Section 2.6(b).

(i) If either (1) the Revenue of the Business for the 2015 Earnout Period is less than $45,000,000, or (2) the Net Income of the Business for the 2015 Earnout Period is less than $2,000,000, Sellers shall not be entitled to receive any Earnout Payment for the 2015 Earnout Period.

(ii) If (1) the Revenue of the Business for the 2015 Earnout Period is greater than or equal to $45,000,000, and (2) the Net Income of the Business for the 2015 Earnout Period is greater than or equal to $2,000,000, Sellers shall be entitled to receive an Earnout Payment equal to $1,000,000 in RGS Common Stock, with the number of shares of RGS Common Stock issued in satisfaction of the Earnout Payment to be calculated in accordance with the method provided in Section 2.6(c)(ii).”

g.	Issuance Limitation. Section 2.10 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“2.10 Issuance Limitation. Notwithstanding anything in this Agreement to the contrary, the total number of shares of RGS Common Stock that may be issued to Sellers under this Agreement shall be limited to 8,984,803 shares of RGS Common Stock (the “Exchange Cap”), which equals 19.99% of Purchaser’s outstanding shares of RGS Common Stock as of the date hereof, unless shareholder approval is obtained to issue more than such 19.99%. The Exchange Cap shall be appropriately adjusted for any stock dividend, stock split, reverse stock split or similar transaction. In the event that the total number of shares of RGS Common Stock required to be issued to Sellers under this Agreement exceeds the Exchange Cap, Purchaser shall issue shares of RGS Common Stock up to the Exchange Cap, with any such additional shares of RGS Common Stock to be issued to Sellers upon the receipt of stockholder approval. For the avoidance of doubt, Purchaser shall not be required or permitted to issue any shares of RGS Common Stock under this Agreement if such issuance would breach Purchaser’s obligations under the rules or regulations of the Nasdaq Capital Market. Purchaser will use its commercially reasonable efforts to obtain the stockholder approval necessary to issue all shares of RGS Common Stock to which Sellers are entitled under this Agreement.”

h.	Company Representation. A new Section 4.32 is hereby added to the Purchase Agreement as set forth on Exhibit A hereto.

i.

Tax Matters. No Seller has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the transaction from qualifying as a reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “Reorganization”). In reliance on the foregoing, so long as after the Closing the Sellers do not take any action, or fail to take any action, that could reasonably be expected to cause the Transaction to fail to qualify as a Reorganization, the Sellers and Purchaser agree to file, and to cause their Affiliates to file, all income Tax Returns in accordance with the treatment of the Transaction as a Reorganization, except as and to the extent required by a final determination (as defined in Section 1313(a) of the Code or corresponding provisions of state or local Law). If, in the opinion of Purchaser, Sellers have taken an action or failed to take an action, that caused the Transaction to fail to qualify as a Reorganization, Purchaser shall nonetheless file all income Tax Returns in accordance with the treatment of the Transaction as a Reorganization, unless it receives written advice from its Tax Return preparer that there is not substantial authority (as defined in Treasury Regulations Section 1.6662-4(d)) for the tax treatment of the Transaction as a Reorganization. Purchaser represents and warrants that it is not under any current contractual obligation to take, or cause to be taken, any action, that is reasonably likely to be inconsistent with treatment of the Transaction as a Reorganization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification or status of the Transaction as a reorganization under Section 368 of the Code.

j.	Schedule Updates. Schedules 1.1(a) 1.1(d) and 7.7 are hereby amended and restated in their entireties as set forth attached hereto as Exhibit B.

k.	Section 338(h)(10) Election. Section 7.10(h) is deleted in its entirety.

a.	401(k) Termination. Section 7.12 is deleted in its entirety.

b.	Transaction Expenses. The last sentence of Section 8.1 of the Purchase Agreement is hereby amended and restated as follows:

“In the event that (i) Purchaser terminates this Agreement pursuant to Section 10.1(d)(ii), (ii) Purchaser fails to deliver the consent of its lender by May 14, 2014, or (iii) the Closing has not occurred by May 16, 2014 and Sellers are not then in breach in any material respect of any of their representations, warranties, covenants or agreements contained in this Agreement, and the Closing has not failed to occur due to the failure of a closing condition within the Company’s or a Seller’s control, Purchaser agrees to reimburse Sellers for all Transaction Expenses up to $250,000 incurred through the date of such termination.”

c.	Indebtedness. Section 7.15 shall be amended and restated in its entirety as follows:

“Indebtedness. Following Closing, Purchaser agrees to promptly pay all accounts payable of the Business over 90 days past due and to pay all other Indebtedness in the ordinary course and to remove all Liens for which Purchaser makes payments under Section 2.2(b).”

d.	Indemnification Payments.

i.	Section 9.2(i) is hereby amended to read in its entirety as follows: “(i) the Sunetric 401(k) Profit Sharing Plan with respect to any pre-Closing period.”

ii.	Section 9.4(a) of the Purchase Agreement is hereby amended to provide that the Cap is $1,820,000.

iii.	Section 9.4(a) is further amended to add a second proviso as follows: “and provided further that Sellers shall only have liability related to Section 4.32 to the extent that a court of competent jurisdiction or a third party arbitrator(s) in a binding decision, determines that Section 9 of the MOU is enforceable against Purchaser because of facts constituting a breach of Section 4.32.”

iv.	Section 9.5 of the Purchase Agreement is hereby amended to eliminate the references to the Holdback Amount being paid pro-rata from the Cash Consideration and the Stock Consideration, to instead just reference the Holdback Amount (as such term is amended hereby).

2. Indemnification Acknowledgement. Sellers hereby agree to indemnify Purchaser in accordance with Article IX of the Purchase Agreement, for Indemnifiable Losses relating to the threatened or actual Litigation or other claims described on Exhibit C hereto (excluding validly asserted ordinary warranty claims consistent with typical practices similar to the warranty claim and related potential liability described in paragraph 4 of the letter from the Company to Purchaser dated as of April 19, 2014, but including non-ordinary course warranty claims such as the replacement of a significant number of panels at the Company’s expense), and such indemnification obligation shall not be subject to the Basket or the Cap.

3. Miscellaneous.

a.	Except as expressly amended hereby, the Purchase Agreement is hereby ratified and approved as originally written and executed on March 26, 2014. Any references to the “Agreement” in the Purchase Agreement, or to the words “hereof” or “hereunder” or words of similar affect used in the Purchase Agreement, shall mean the Purchase Agreement as amended by this Amendment.

b.	The validity, construction and performance of this Amendment, and any Action arising out of or relating to this Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.

c.	This Amendment may be executed and delivered via facsimile or electronic transmission and/or in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the Amendment Effective Date.

PURCHASER:

Real Goods Solar, Inc.

By:	/s/ Kam Mofid
Name:	Kam Mofid
Title:	Chief Executive Officer

SELLERS:

/s/ Sean Mullen
Sean Mullen

/s/ Beth-Ann Mullen
Beth-Ann Mullen

/s/ Alexander Tiller
Alexander Tiller

THE COMPANY:

Elemental Energy LLC

By:	/s/ Alexander Tiller
Name:	Alexander Tiller
Title:	Chief Executive Officer

LIST OF OMITTED EXHIBITS AND SCHEDULES

The following is a list identifying the contents of exhibits and schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish copies of the omitted schedules and exhibits supplementally to the Securities and Exchange Commission upon request by the Securities and Exchange Commission.

Exhibit A	Company Representation
Exhibit B	Disclosure Schedule Updates
Schedule 1.1(a) Excluded Assets
Schedule 1.1(d) Working Capital Accounting Principles
Schedule 7.7 Unrestricted Activities
Exhibit C	Certain Threatened or Actual Litigation or Other Claims